Exhibit 21.1

LIST OF SUBSIDIARIES AND VARIABLE INTEREST ENTITY

Name	Place of Incorporation	Ownership interest attributable to the Company
NCN Group Limited	British Virgin Islands	100%

NCN Media Services Limited	British Virgin Islands	100%

Business Boom Investments Limited	British Virgin Islands	100%

Cityhorizon Limited	Hong Kong	100%

NCN Group Management Limited	Hong Kong	100%

Crown Eagle Investment Limited	Hong Kong	100%

Crown Winner International Limited	Hong Kong	100%

NCN Group (HK) Limited	Hong Kong	100%

NCN Huamin Management Consultancy (Beijing) Company Limited	The PRC	100%

Huizhong Lianhe Media Technology Co., Ltd.	The PRC	100%

Beijing Huizhong Bona Media Advertising Co., Ltd.*	The PRC	100% *

Xingpin Shanghai Advertising Limited.*	The PRC	100% *

Chuanghua Shanghai Advertising Limited	The PRC	100%

Jiahe Shanghai Advertising Limited	The PRC	100%
 * Variable interest entity which the Company exerted 100% control through a set of commercial arrangements.